Exhibit 21.1

Subsidiaries of Artisan Partners Asset Management Inc.

Name	Jurisdiction of Incorporation/Organization
Artisan Partners Holdings LP	Delaware
Artisan Distributors LLC	Wisconsin
Artisan Investments GP LLC	Delaware
Artisan Partners Limited Partnership	Delaware
Artisan Asia-Pacific PTE Ltd.	Singapore
Artisan Partners Limited	United Kingdom
Artisan Partners UK LLP	United Kingdom